UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                        For the month of September, 2004

                     ART Advanced Research Technologies Inc.
                 (Translation of registrant's name into English)

       2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F  |X|                     Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

         Yes  |_|                           No  |X|

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes  |_|                           No  |X|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  |_|                           No  |X|

      This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

1. A press release dated September 16, 2004.

            Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ART ADVANCED RESEARCH TECHNOLOGIES INC.
                                   (Registrant)


                                   By: /s/ Sebastien Gignac
                                       Name: Sebastien Gignac
                                       Title: Vice President, Corporate Affairs,
                                              Secretary and General Counsel

Dated: September 30th, 2004

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[LOGO OF ART]

News release
For immediate publication

             ART PRESENTS WORLD'S FIRST 3D TIME DOMAIN OPTICAL IMAGE
                RECONSTRUCTION SOFTWARE FOR PRECLINICAL RESEARCH

At the recent Society for Molecular Imaging Conference held in Saint-Louis, ART showcased an innovative 3D software product to be sold in conjunction with its preclinical optical molecular imager eXplore Optix.

Montreal, Canada, September 16, 2004 - ART Advanced Research Technologies Inc. ("ART") (TSX: ARA), a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, successfully presented a unique and innovative optical 3D image reconstruction software for the eXplore Optix(TM) at the Society for Molecular Imaging Conference held in Saint-Louis (USA) from September 9 to September 12, 2004. With eXplore Optix, an optical imaging device currently distributed by GE Healthcare and used by pharmaceutical and biotech companies as well as universities in the research and development of new drugs, users are able to obtain the most accurate in-vivo localization and concentration estimation of different fluorophores. The 3D optical reconstruction software product, which will be distributed by GE Healthcare, extends the unique capability of eXplore Optix to allow the generation of 3D volume sets of fluorescence data that can be co-registered with other modalities.

"The tomography software provides analysis capability previously unattainable in commercially available preclinical optical imaging systems", stated Micheline Bouchard, President and CEO of ART. "Whether co-registered with other modalities or visualized independently, the eXplore Optix 3D software will give scientists and researchers a remarkable new tool for preclinical research", concluded Mrs. Bouchard.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix(TM) is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan(R), a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in

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mammography and imaging. ART's shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.
Jacques Bedard: jbedard@art.ca
Chief Financial Officer
Sebastien Gignac: sgignac@art.ca
Corporate Secretary and General Counsel
Tel. 514.832.0777
www.art.ca

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel. 514.939.3989
www.renmarkfinancial.com